CLOSING AGREEMENT

This CLOSING AGREEMENT (this "*Agreement*") is executed effective as of November 1, 2006 (the "*Effective Date*"), by and between **HARRELL HOSPITALITY GROUP, INC.**, a Delaware corporation (the "*Company*") and SQUARE ROCK, LTD. AND GLOBAL TREK PROPERTY HOLDINGS, L.P. (together, the "*Purchasers*"), and is also joined in by **Paul L. Barham**, an individual ("*Barham*") and **Jonathan Tripp, an individual ("*Tripp*") for the limited purposes of Sections 2 and 3 below.**

P R E M I S E S:

WHEREAS, pursuant to that certain Stock Acquisition Agreement dated as of September 29, 2006 (the "*Stock Agreement)*, the Company has agreed to issue 90% of its common stock to the Purchasers;

WHEREAS, the parties desire to close the transactions under the Stock Agreement;

WHEREAS, Barham, as current chief executive officer of the Company, and Tripp as current director of the Company, desire to arrange for a smooth transition of the Company from its present administration to the administration under ownership of the Purchasers;

A G R E E M E N T:

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchasers and HHG hereby agree as follows:

1.00   CLOSING CONDITIONS; CERTAIN WAIVERS. Purchasers acknowledge that the Company still has 243,331 shares of Class A Preferred stock outstanding. Purchasers also acknowledges that, since the date of the Stock Agreement, a new series of Class B Preferred Stock has been designated (the "*Class B Preferred Series 2*") and 1,404,921 shares of the Class B Preferred Series 2 are issued and outstanding as of the Effective Date. A copy of the Certificate of Designation, Preferences and Rights of the Class B Series 2 is attached as Exhibit "A". Purchasers acknowledge that the Company has a promissory note receivable in the principal amount of $250,000 from certain purchasers of assets from the Company, and the Company has Loan Notes receivable in the principal amount of £421,874 (currently, approximately U.S. $800,000) from Red Leopard Holdings, Plc (the "*Loan Notes*"). Purchasers waive conditions to closing based on the existence of these assets and securities.

2.00   RETENTION OF FUNDS. To the extent that the Company receives payments on the Loan Notes, the Company agrees to use its reasonable best efforts to retain cash reserves sufficient to allow payment of amounts due on the Class B Preferred Series 2, if and when the Class B Preferred Series 2 is redeemed. Barham and Tripp agree to use their

best efforts to cause Red Leopard Holdings, Plc to issue notice to the Company once Red Leopard has made final payment on the Loan Notes.

3.00 TRANSITION. Barham and Tripp shall, as and when requested by the Company and at no additional expense to the Company, take such further actions as may be reasonably necessary to effectuate a smooth transition of the Company to the Purchasers, up through and including the filing of the Company's 10-KSB for the period ending September 30, 2006 and the filing of the Company's 2006 federal income tax return. Such services shall include consulting with management, consulting with auditors and attorneys of the Company, review and editing of narrative description of the operations of the business of the Company for the years through September 30, 2006 for purposes of the 10-KSB filing, assistance with EDGAR procedures, assistance in locating records of the Company, consulting regarding the financial records and software of the Company, and consultation regarding such other past transactions or matters as may be necessary or helpful for the Company to maintain appropriate and accurate filings with regulatory authorities.

4.00 RESERVED.

5.00 MISCELLANEOUS.

5.01. Notice. All notices, requests and other communications under this Agreement shall be in writing (including a writing delivered by facsimile transmission) and shall be deemed to have been duly given if delivered personally, or sent by either certified or registered mail, return receipt requested, postage prepaid, by overnight courier guaranteeing next day delivery, or by telecopier, addressed as follows:

(a)   If to the Company:

        Harrell Hospitality Group, Inc.
        P.O. Box 260238
        Plano, TX 75026

        With a required copy to:

        Thomas C. Self
        Thomas Cinclair & Beuttenmuller
        5335 Spring Valley Road
        Dallas, Texas 75254

or at such other address or telecopy number as the Company may have advised Barham in writing; and

(b)   If to Barham or Tripp:

        Paul L. Barham
        1354 Crosstimber Drive
        Southlake, TX 76092

or at such other address or telecopy number as Barham may have advised the Company in writing. All such notices, requests and other communications shall be deemed to have been received on the date of delivery thereof, if delivered by hand, on the third day after the mailing thereof, if mailed, on the next day after the sending thereof, if by overnight courier, and when receipt is acknowledged, if telecopied.

       5.02   <u>Binding Agreement</u>. This Agreement and all of the terms, provisions and covenants contained herein shall apply to, be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns.

       5.03   <u>Choice of Law</u>. This Agreement shall be construed in accordance with the laws of the State of Texas, and shall be specifically performable in Collin County, Texas.

       5.04   <u>Invalid Provisions</u>. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or its severance from this Agreement.

       5.05   <u>Entire Agreement</u>. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and shall not be varied, amended, or superseded except by written agreement between the parties hereto.

       5.06   <u>Captions</u>. The captions employed in this Agreement are for convenience only and are not intended in any way to limit or amplify the terms and provisions of this Agreement.
and all which taken together shall constitute a single agreement.

       5.07   <u>Date Computation</u>. If any date of significance hereunder falls upon a Saturday, Sunday or recognized Federal holiday, such date will be deemed moved forward to the next day which is not a Saturday, Sunday or recognized Federal holiday. The terms "working day" shall mean days elapsed exclusive of Saturday, Sunday or recognized Federal holidays.

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IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute and deliver this Agreement as of the first day written above.


Company:

HARRELL HOSPITALITY GROUP, INC.,
a Delaware corporation

By:_____
    Paul L. Barham,
    Chief Executive Officer

Purchasers:


GLOBAL TREK PROPERTY HOLDINGS, LP.,
    a Texas limited partnership

  By: World Trek Group, Inc., its general partner

        By:_____
        _____

        Anthony Renteria, President

SQUARE ROCK, LTD., a Texas limited partnership

By: NovaMode, Inc., its general partner

      By: _____
      Daniel M. Cofall, President

JOINED IN FOR PURPOSES OF SECTIONS 2 AND 3:

_____

        Paul L. Barham, individually

_____

JONATHAN TRIPP, individually

EXHIBIT A

CERTIFICATE OF DESIGNATIONS